Exhibit 99.1

Zai Lab Expands Commercial Leadership Team, Appoints William Liang as Chief Commercial Officer

SHANGHAI, China, June 05, 2018 (GLOBE NEWSWIRE) -- Zai Lab Limited (NASDAQ:ZLAB), a Shanghai-based innovative biopharmaceutical company, today announced that William Liang has been appointed Chief Commercial Officer, reporting to Dr. Samantha Du, Zai Lab’s Chief Executive Officer. Mr. Liang brings more than two decades of experience in the pharmaceutical industry, heading China and regional commercial operations of global companies, with expertise in commercial launch, strategy and operations. William was instrumental in establishing market-leading oncology and other franchises in China for AstraZeneca and Roche, overseeing commercial success of top selling drugs such as, but not limited to, Tagrisso®, Iressa®, Tarceva®, MabThera®, Herceptin®, Avastin® and Pegasys®.

“William is an accomplished leader in the pharmaceutical sector, particularly in China, with a clear, proven track record and relevant experience to support the progress of our product portfolio through commercialization,” said Dr. Du. “Zai Lab is moving into commercial stage this year with the anticipated launch of our first commercial product, ZL-2306, in Hong Kong, and we are looking forward to working closely with William to start building out our China commercial platform across our broad portfolio covering multiple therapeutic areas.

We already have six programs in late-stage development and expect several important clinical milestones this year. We will continue to further expand and strengthen our position as the ‘Gateway for China’ for our strategic partners, while advancing our in-house discovery efforts.”

Prior to joining Zai Lab, William served as Vice President at AstraZeneca heading up the Oncology Business Unit in China. Under his leadership, AstraZeneca built a top performing oncology franchise in China by significantly outgrowing the market with many successful product launches, including setting a new benchmark for the successful market launch of Tagrisso®. During his tenure, Mr. Liang expanded his team from approximately 500 to 2,000 professionals and introduced a patient-centric business model to establish AstraZeneca’s oncology leadership position in China. Prior to AstraZeneca, he was Vice President of Oncology at Bristol-Myers Squibb in China, where he rebuilt the oncology sales team to achieve substantial sales growth. Previously, he spent over 13 years in senior commercial roles at Roche, where he began his career and ultimately achieved the position of China Business Unit Director of Oncology. Mr. Liang received his Medical Degree in Clinical Medicine from Fudan University and his Executive MBA degree from the China Europe International Business School.

“I am very excited to join Samantha and the talented team at Zai Lab, a leading biopharmaceutical company with an exceptional track record and reputation for advancing clinically important therapeutics for the China and global markets,” commented Mr. Liang. “I wholeheartedly share the Company’s vision to become a fully integrated biopharmaceutical company, developing, manufacturing and commercializing transformative medicines to address significant, unmet clinical demand. We have the opportunity to build two leading therapeutic franchises in China, one in oncology and one in infectious diseases with multiple Category I innovative medicines coming to the market.”

About Zai Lab

Zai Lab (NASDAQ:ZLAB) is a Shanghai-based innovative biopharmaceutical company focused on bringing transformative medicines for cancer, autoimmune and infectious diseases to patients in China and around the world. The company’s experienced team has secured partnerships with leading global biopharma companies, generating a broad pipeline of innovative drug candidates targeting the fast-growing segments of China’s pharmaceutical market and global unmet medical needs. Zai Lab’s vision is to become a fully integrated biopharmaceutical company, discovering, developing, manufacturing and commercializing its partners’ and its own products in order to impact human health worldwide.

Zai Lab Forward-Looking Statements

This press release includes certain disclosures which contain "forward-looking statements," including, without limitation, statements regarding the commercialization of ZL-2306. You can identify forward-looking statements because they contain words such as "anticipate" and "expected." Forward-looking statements are based on Zai Lab's current expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Zai Lab's Annual Report on Form 20-F for the fiscal year ended December 31, 2017, and its other filings with the Securities and Exchange Commission. Zai Lab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Contact:

Zai Lab

Billy Cho

+86 137 6151 2501

billy.cho@zailaboratory.com

Media: Justin Jackson

Burns McClellan, on behalf of Zai Lab

212-213-0006, ext. 327, jjackson@burnsmc.com

Investors: Jill Steier

Burns McClellan, on behalf of Zai Lab

212-213-0006, ext. 367, jsteier@burnsmc.com